[Del Laboratories, Inc. Letterhead]

June 8, 2006

BY EDGAR

Pamela A. Long, Esq.

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Del Laboratories, Inc.

Registration Statement on Form S-4, File No. 333-131293

Dear Ms. Long:

This letter sets forth the responses of Del Laboratories, Inc. (the “Company”) to the comments contained in your letter dated February 21, 2006 relating to the Registration Statement on Form S-4 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement along with this letter. Enclosed are three copies of a clean version of Amendment No. 1, as well as three copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on January 26, 2006. Please note that two of the previous guarantors, Parfums Schiaparelli, Inc. and Royce & Rader, Inc., are no longer registrants because they have either been liquidated or sold and are no longer guarantors.

General

1.	Please update all information, including the financial statements, in the prospectus.

Pamela A. Long, Esq.	June 8, 2006

Amendment No. 1 has been updated to include the financial statements and data of the Company through March 31, 2006.

2.	In the Form 10-Q for the quarter ended September 20, 2005, you state that management has identified certain deficiencies in the company’s internal controls and has implemented remediation plans or is in the process of planning remediation for the deficiencies. Please tell us supplementally, with a view toward disclosure in MD&A and the risk factors section, as appropriate, the nature of these deficiencies and their impact on your disclosure controls and procedures. Please also elaborate on why management believes that your disclosure controls and procedures are effective notwithstanding the internal control deficiencies. We may have additional comments pertaining to the registration statement and your 2005 Forms 10-Q upon review of your response.

During 2004, while performing an assessment of the effectiveness of the Company’s disclosure controls and procedures over financial reporting, the Company identified certain deficiencies in its internal controls relating to fixed assets and management information systems.

The internal control deficiency pertaining to fixed assets related to the Company’s maintenance of a detailed listing of its fixed assets. Specifically, the Company maintained a detailed fixed asset ledger of all fixed assets acquired from January 2000 and thereafter but only maintained a listing at a summary level for all fixed assets acquired prior to January 2000. In evaluating this deficiency, the Company also identified a number of compensating controls existing (i) in its purchasing and receiving functions, (ii) in connection with the physical security and safeguarding of its fixed assets and (iii) in connection with the subsequent disposition of its fixed assets. The Company believes that these compensating controls mitigate any potential impact of the identified deficiency and that its accounting for fixed assets is fairly stated.

To date, management has taken the following actions to remediate this deficiency:

•	Prepared a detailed listing of fixed assets in connection with the January 27, 2005 acquisition.

•	Initiated a process of tagging fixed assets and reconciling such assets to the newly created listing. To date, the Company has completed the tagging of a substantial portion of its machinery and equipment and intends to continue this process with its furniture, office and management information systems (“MIS”) equipment.

Pamela A. Long, Esq.	June 8, 2006

•	With respect to a category of fixed assets called tools, dies and molds which consists of a variety of assets used in the design and production of labels and packaging components such as bottles, jars, caps, cartons and display units, fixed asset listings are being updated to include enhanced descriptions and information regarding the specific nature and use of each item and the Company is developing review procedures to regularly update this information.

Management expects to complete these remediation efforts during fiscal 2006.

The Company has not recorded any adjustments to its fixed assets as a result of its remediation efforts nor has this deficiency resulted in any adjustments to the Company’s annual or interim consolidated financial statements.

The internal control deficiency pertaining to the Company’s MIS related to control weaknesses over the Company’s change management process. The Company first identified the absence of a formal change management process whereby documentation supporting programming changes was not completed. Subsequently, in the third quarter of 2005, the Company identified a programmer access deficiency whereby its programming staff had access to production files.

The Company believes these MIS deficiencies were mitigated with the following compensating controls: (i) the obtaining of informal/verbal approvals by the programmers prior to commencing their work; (ii) management supervision and oversight of all programming projects; (iii) preparation of monthly account analyses for all significant balance sheet and income statement accounts and subsequent management review; (iv) preparation of monthly reconciliations of subsidiary ledgers and financial reports to the general ledger; (v) performance of monthly, quarterly and annual analytical procedures comparing actual financial results to budgeted and comparable prior year amounts; and (vi) monitoring and review of the Company’s financial performance and results of operations by senior management using their historical knowledge of the business and industry expertise. As a result of these compensating controls, the Company is not aware of any instance where an unauthorized change was made by a programmer nor did the Company become aware of any instance where production data was inappropriately altered.

The Company has remediated these MIS deficiencies as follows:

•	In December 2004, the Company created a change management workflow that tracks program/work requests and utilizes a database for generation of required forms.

Pamela A. Long, Esq.	June 8, 2006

•	In October 2005, the Company instituted the full separation of its production and test environments limiting the programming staff’s access to the test programming environment only. In addition, the Company disabled programmer access from any production program, file or run stream.

The change management process now in place, including policies on programmers access, requires programmers to file a request to make a production change or work addition (new program). This request is typically initiated by an end-user and is reviewed and assigned by MIS management. A copy of production code located in the test system is made available to the assigned programmer by the MIS designated change management controller. The programmer then makes the requested change in a segmented test environment and has access only to that environment. After test and user signoff, the programmer places a request to move the changed code into the production environment. The MIS change management controller performs this function. The controller recompiles and catalogs these programs into the appropriate library. This procedural change and separation of responsibilities eliminates all programmer access to production source code, libraries, run-streams, and data. Accordingly, the Company believes that it has effectively remediated these MIS deficiencies relating to its change management process.

Given the compensating controls as noted above, management believes that the Company’s disclosure controls and procedures were and continue to be effective.

Summary of the Terms of the Exchange Offer, page 3

3.	You set the expiration of the exchange offer at 5:00 p.m. on an undesignated date. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms that the offer will be open for at least 20 full business days to comply with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended, and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended.

4.	Disclosure on page 5 says that “except in some circumstances” all validly tendered notes will be accepted for exchange on the expiration date. Please clarify the circumstances under which notes that have been validly tendered would not be accepted for exchange.

Pamela A. Long, Esq.	June 8, 2006

The Company has deleted the reference to “except in some circumstances” on page 5 of Amendment No. 1 in response to the staff’s comment.

Risk Factors, page 9

5.	Please delete the second sentence of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

The Company has deleted the second sentence of the first paragraph on page 9 of Amendment No. 1 in response to the staff’s comment.

We will require a significant amount of cash . . . , page 10

6.	Please quantify your debt service requirements, working capital needs and planned capital expenditures and the funds that are available to satisfy these payments.

The Company has revised the disclosure on page 11 of Amendment No. 1 in response to the staff’s comment.

Forward-Looking Statements, page 24

7.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Company has deleted the reference to the safe harbor for forward-looking statements on page 24 of Amendment No. 1 in response to the staff’s comment.

The Exchange Offer, page 26

8.	In paragraph (1) on page 27, you state that you reserve the right to “terminate the exchange offer and not permit the acceptance of old notes not previously accepted.” Since notes will not be accepted until after the expiration date, please revise this disclosure to remove the implication that you would already have accepted notes where the offer was being terminated prior to expiration.

Pamela A. Long, Esq.	June 8, 2006

The Company has revised the disclosure on page 27 of Amendment No. 1 in response to the staff’s comment.

Use of Proceeds, page 34

9.	Please give the maturity date of the prior senior credit facilities you repaid with proceeds of the sale of the outstanding notes.

The Company has revised the disclosure on page 34 of Amendment No. 1 in response to the staff’s comment.

Description of Other Indebtedness, page 93

10.	Please remove the statement that the description of the ABL credit facility is qualified by reference to the credit documentation. You may qualify information in the prospectus by reference to information outside the prospectus only to the extent permitted by Rule 411(a).

The Company has deleted the reference to the qualification of such description on page 91 of Amendment No. 1 in response to the staff’s comment.

11.	Please describe in greater detail the material covenants in the asset-based revolving credit facility and the senior subordinated notes. See Item 202(b)(8) of Regulation S-K.

The Company has described in greater detail the material covenants in the asset-based revolving credit facility and the senior subordinated notes on page 92 and page 93 of Amendment No. 1 in response to the staff’s comment.

Description of Notes, page 96

12.	Please remove the phrase “and not this description” in the fourth paragraph of this section. This language may suggest to investors that they do not have rights under the federal securities laws with respect to your prospectus discussion of the notes. This comment also applies to your discussion of the registration rights agreement on page 143.

The Company has deleted “and not this description” on page 94 and page 141 of Amendment No. 1 in response to the staff’s comment.

Depository Procedures, page 140

13.	Please remove the statement that this disclosure is provided “solely as a matter of convenience” as it may suggest to investors that you are not

Pamela A. Long, Esq.	June 8, 2006
responsible for this disclosure. Note that we do not object to a statement that you are not responsible for the depositories’ adherence to their procedures.

The Company has deleted the statement on page 138 of Amendment No. 1 in response to the staff’s comment.

2005 Forms 10-Q

14.	We note that each of your Forms 10-Q for 2005 states that you have detected deficiencies in internal controls and that remediation is underway. However, your Item 308(c) disclosure says that you have had no material changes in internal controls. Please tell us, with a view toward disclosure, why you had no material changes in internal controls, if you implemented remediation plans during any of these quarters.

Please see the Company’s response to Comment No. 2 above which discusses the nature of the Company’s internal control deficiencies and its remediation efforts. Management did not view the remediation efforts described in Comment No. 2 to constitute material changes in the Company’s internal control over financial reporting.

*  *  *

Pamela A. Long, Esq.	June 8, 2006

If you have any questions regarding this letter or I can provide any further information, please do not hesitate to call me at (516) 844-2050.

Sincerely,

/s/ Joseph Sinicropi
Joseph Sinicropi

cc:	Peter J. Loughran
Debevoise & Plimpton LLP